Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

May 26, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
Division of Corporate Finance

Re: Responses to recent inquiries from SEC Staff.

Ladies and Gentlemen:

At your request, attached hereto are certain items submitted to the SEC Staff via email on May 26, 2005 and May 13, 2005, respectively, in response to inquiries raised by the Staff on telephone calls with counsel to Charter Communications, Inc. ("Charter") regarding Charter's registration statement on Form S-1 (file no. 333-121136).

Sincerely,

By: /s/ Paul E. Martin_____________________
Paul E. Martin
Senior Vice President, Interim Chief Financial Officer, Principal Accounting Officer and Corporate Controller of Charter Communications, Inc.

cc:

Securities and Exchange Commission:

Mr. Larry Spirgel, Division of Corporation Finance
Mr. Ted Yu, Division of Corporation Finance
Mr. Carlos Pacho, Division of Corporation Finance
Ms. Kathleen Kerrigan, Division of Corporation Finance
 Charter Communications, Inc.:
Mr. Robert P. May, Interim President and Chief Executive Officer
Mr. Thomas Hearity, Senior Vice President, Acting General Counsel and Secretary
Mr. David Merritt, Audit Committee Chair
 KPMG LLP:
Mr. Rick Andrews
Irell & Manella:
Mr. Al Segel
Mr. Kevin Finch